Exhibit 1.03

STOCK GRANT AGREEMENT

This agreement (the “Agreement”) is made as of December 19, 2023 (the “Effective Date”) by and between Dominari Holdings, Inc. (the “Company”) and Soo Yu (the “Participant”) to reflect certain terms contained in the employment agreement dated April 3, 2023 between the Company’s affiliate Dominari Securities LLC (“DS LLC”) and the Participant (the “Employment Agreement”), whereby Participant is to be paid certain elements of her compensation under Section 7D(iii) of the Employment Agreement in common shares of the Company (“Stock”) under the terms of the Company’s 2022 Equity Incentive Plan (the “Plan”). Capitalized terms not otherwise defined in this Agreement shall have the definitions set forth in the Plan.

In accordance with the terms of this Agreement, and for good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the Participant hereby acknowledges that the consideration to be paid to the Participant hereunder is in full and complete satisfaction of the Company’s obligations to the Participant under Section 7D(iii) of the Employment Agreement.

1.	Grant of Stock.

Pursuant to the terms of the Employment Agreement, the Participant has earned the rights to the payment set forth in Sections 7D(iii) therein. Under Section 7D of the Employment Agreement, the payment to the Participant pursuant to subsection (iii) therein is to be made fifty percent (50%) in cash and fifty percent (50%) in Stock. Notwithstanding such provision, the parties have agreed that the payment will be made one hundred percent (100%) in Stock. The portion of the payment which is to be paid in Stock has a value on the Effective Date of two million six hundred thousand dollars ($2,600,000.00). In satisfaction thereof and subject to the terms and conditions of this Agreement and the Plan, the Company hereby grants to the Participant one million two hundred and eighty-seven thousand one hundred and twenty (1,287,129) shares of the Company’s common stock, par value $0.001 (“Stock”) under the Plan (the “Shares”).

2.	Vesting Schedule.

The grant of the Shares hereunder shall be fully vested and nonforfeitable on the Effective Date.

3.	Taxes.

The Participant shall be liable for all taxes, including withholding taxes, arising out of the grant of the Shares hereunder. Notwithstanding the foregoing, the Company and the Participant hereby agree that, in accordance with Section 15(b) of the Plan, the tax withholding obligation of the Participant with respect to the grant of the Shares shall be satisfied by the Company withholding six hundred and fifty seven thousand and seventy nine (657,079) shares of Stock from the Shares, it being agreed that such withheld shares of Stock have a value equal to the Participant’s withholding obligation hereunder. The parties further agree that such withholding is expressly subject to such restrictions, if any, required by the Securities and Exchange Commission, accounting, or other applicable law or rules.

4.	Plan Information.

The Participant agrees to receive copies of the Plan, the Plan prospectus and other Plan information from the Company’s web site, including copies of any annual report, proxy and Form 10-K. The Participant acknowledges that copies of the Plan, the Plan prospectus, Plan information and stockholder information are available upon written or telephonic request to the Company Secretary.

5.	Acknowledgement and Waiver.

By accepting the grant of the Shares, the Participant acknowledges and agrees that: (i) the Plan has been established voluntarily by the Company, it is discretionary in nature and may be modified, amended, suspended or terminated by the Company at any time, unless otherwise provided in the Plan; (ii) the grant of Stock under this Agreement is in full satisfaction of the obligations of DS LLC to the Participant under Section 7D(iii) of the Employment Agreement; (iii) all decisions with respect to future grants of Stock, if any, to the Participant (other than grants made to satisfy DS LLC’s obligation to the Participant under the Employment Agreement) will be made at the sole discretion of the Company; (iv) the Participant’s participation in the Plan shall not create a right to further employment with DS LLC and shall not interfere with the ability of DS LLC to terminate the Participant’s employment relationship at any time with or without cause (subject to the terms of the Employment Agreement), and (v) the Participant has had an opportunity to review this Agreement (including the tax considerations therein) with an attorney.

6.	Miscellaneous.

(a)	The Company shall not be required (i) to transfer on its books any shares of Stock which shall have been sold or transferred in violation of any of the provisions set forth in this Agreement or the Plan, or (ii) to treat as owner of such Stock or to accord the right to vote as such owner or to pay dividends to any transferee to whom such Stock shall have been so transferred.

(b)	The parties agree to execute such further instruments and to take such action as may reasonably be necessary to carry out the intents and purposes of this Agreement.

(c)	Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon delivery to the Participant at her address on file with DS LLC.

(d)	The terms of the Plan are incorporated herein by reference. The Plan and this Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and the Participant with respect to the subject matter hereof, and may not be modified in a manner adverse to the Participant’s interest except by means of a writing signed by the Company and the Participant. Notwithstanding the foregoing, in the event of any conflict between the terms of this Agreement or the Employment Agreement and the Plan, the terms of the Plan shall control.

(e)	This Agreement is governed by the laws of the State of Delaware, except to the extent pre-empted by Federal law.

(f)	The provisions of this Agreement are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

DOMINARI HOLDINGS, INC.

/s/ Anthony Hayes	12/21/2023
By: Anthony Hayes, CEO	Dated

/s/ Soo Yu	12/21/2023
Soo Yu	Dated

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